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Exhibit 5(i) Opinion of Hinshaw and Culbertson





May 2, 1994


Mr. Benjamin L. McSwiney, President
Duplex Products Inc.
1947 Bethany Road
Sycamore, Illinois  60178

Re:  1993 INCENTIVE STOCK OPTION PLAN

Dear Mr. McSwiney:

As counsel for Duplex Products Inc. (the "Company") and in connection with its 1993 Incentive Stock Option Plan ("1993 Plan"), we have examined the corporate proceedings of the Company and such other documents as we deem necessary, and we are of the opinion that the shares of Company Common Stock to be issued upon exercise of options granted under the 1993 Plan will, when issued in accordance with the terms of the 1993 Plan and the options granted thereunder, be validly issued, fully paid and non-assessable shares of the Common Stock of the Company.


Sincerely,

/s/ CHARLES F. THOMAS

CHARLES F. THOMAS
For Hinshaw & Culbertson
CFT:pm